EXHIBIT 99.1

Osisko Announces Royalty Transaction With Marimaca Copper

MONTREAL, Sept. 08, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) is pleased to announce that it has acquired a 1.0% net smelter return (“NSR”) royalty covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile (Figure 1).

HIGHLIGHTS

  Osisko has acquired a 1.0% NSR royalty from Marimaca Copper Corp. (MARI:TSX) and certain of its wholly-owned subsidiaries (“Marimaca”) for total consideration of US$15.5 million;
  Newly-created royalty on the Marimaca copper project covering approximately 1,310 hectares including the existing resource and prospective, near-resource targets;
  As part of the transaction Osisko has been granted certain rights including a right of first refusal with respect to any royalty, stream, or similar interest in connection with financing the Marimaca project;
  The Marimaca project is within a well-established mining jurisdiction, located 35 kilometers from the operating Mantos Blancos copper mine, owned by Capstone Copper Corp. where Osisko owns a silver stream;
  Osisko believes that the Marimaca project is one of the top undeveloped copper projects currently owned by a single-asset developer;
    A 2020 preliminary economic assessment highlighted annual copper cathode production of 36 thousand tonnes over a 12 year period;
    41,572m of drilling in 2022 is expected to expand mineral resources to support a definitive feasibility study which is expected to commence later this year;
    In particular, Marimaca defined an exploration target of 30-50Mt of 0.4-0.5% Cu for the MAMIX zone which is located at depth and along strike of the known deposit that should add to increased mineral inventory in upcoming studies;
  Simple low-strip open-pit oxide copper project with low capital intensity;
  Proven mining jurisdiction with access to key infrastructure including power, water and ports;
  Experienced management team and board of directors.

MARIMACA COPPER PROJECT

The Marimaca copper project is an oxide, open-pit, heap-leach copper project located in Antofagasta, Chile. The asset is 100%-owned by Marimaca and hosts a NI 43-101 compliant resource of 70.4Mt grading 0.60% CuT (total copper), 0.39% CuS (soluble copper) for 420kt CuT (276kt CuS) in the Measured and Indicated resource categories plus 43Mt grading 0.52% CuT (0.31% CuS) for 225kt CuT (132kt CuS) in the Inferred resource category. These resources date from December 2019 and were more recently reported in a PEA published by Marimaca in August, 2020 which is available on SEDAR. The description and supporting evidence for the various exploration targets, including MAMIX, are found in the January 20, 2022 press release.   Marimaca remains on track for a resource update on the project in late September or early October and the company anticipates the start of a definitive feasibility study on the project later this year.

Figure 1: Osisko NSR Area of Interest
https://www.globenewswire.com/NewsRoom/AttachmentNg/6921379b-61f1-42de-8547-9c89d22745bd

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 165 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, including from its investment in Marimaca copper project the general performance of the assets of Osisko and the results of exploration, development exploration and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest and more particularly that all conditions will be met in order to allow the operator to bring Marimaca copper project into production in a timely manner. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of mining activities in Québec and more particularly of the operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. In this press release, Osisko relies on information publicly disclosed by another other issuer pertaining to its asset and, therefore, assumes no liability for such third party public disclosure.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.